UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2022

Commission File Number: 001-15094

Mobile TeleSystems Public Joint Stock Company

(Translation of registrant’s name into English)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Press Release

MTS to Invest in Navigation and Cartographic Solutions

October 7, 2022

MOSCOW, Russia – Mobile TeleSystems Public Joint Stock Company (“MTS” or “the Company”) (MOEX: MTSS), a leading provider of digital and media services and Russia’s largest mobile operator, and MTS Auto LLC, a 100% subsidiary of MTS, announce an investment in Navitel Group, a Russian provider of navigation and cartographic solutions.

As a result of the deal, MTS will gain control over Navitel Group, which will enable MTS to create its own geoservices platform for the development of an ecosystem of services and transport solutions. The priorities will be the use of a navigation and traffic service in MTS Auto head units for cars, the use of maps in MTS mobile applications, as well as the use of cartographic data as a source of big data to create and improve products for MTS Group as a whole.

Commenting on the deal, General Director of MTS Auto Denis Smirnov said: “Navitel, as a leading independent provider of navigation solutions in the Russian market with its own maps and licenses, has a strong team of software developers and experts in creating navigation and video recording devices. The deal will enable MTS to acquire its own solutions for its geoservices platform and competencies in building optimal routes, which will enable not only the strengthening of MTS Auto but also the more efficient usage of geolocation and mapping solutions in more than 60 MTS services and projects in different areas—from smart cars, vehicle monitoring and kicksharing to mobile apps and retail gadgets, as well as in analysis of big data when building a telecom infrastructure and creating new products, including advertising and recommendation services.

“In turn, MTS Auto and Navitel, thanks to synergies and investments from MTS, will receive resources to improve their cartography, online services and IT processes, including for solving problems involved in using cartography for unmanned vehicles in the future”.

The core business of MTS Auto, a 100% subsidiary of MTS, is the provision of high-speed Internet in cars, the development of multimedia devices for cars, comfort and telematics systems, as well as software for them. A separate area of activity is focused on the creation of integrated solutions for the digitalization of the automotive industry.

About Navitel Group

Founded in 2006, Navitel Group is a developer and distributor of navigation software, and an independent provider of geoservices and monitoring services in Russia. Navitel also develops navigation devices and video recorders. Navitel’s mapping services provide global coverage for more than 40 million users around the world.

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For further information, please contact in Moscow:

Investor Relations Department

Mobile TeleSystems Public Joint Stock Company

Tel.: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.ir.mts.ru/ir-blog

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Mobile TeleSystems Public Joint Stock Company (“MTS” – MOEX: MTSS) is Russia’s largest mobile operator and a leading provider of network-native digital services. The company offers a full range of solutions for consumers and business customers across wireless and wireline connectivity; over-the-top, linear, and satellite television; digital-first banking and financial services; as well as unified communications, cloud computing and IoT. There are more than 88 million mobile subscribers using MTS services across the company’s operations in Russia, Armenia, and Belarus, including around 80 million subscribers in Russia alone. In addition, MTS has a nationwide network of more than 5,400 owned and franchised retail outlets in Russia, and provides nearly 10 million clients with broadband, TV, and/or fixed-line telephone connectivity, over 9 million users – with OTT and pay TV services. The number of ecosystem clients exceeds 12 million and MTS Bank client base is over 3 million. MTS is majority-owned by Sistema PJSFC, a publicly-traded Russian investment company. MTS’s shares are listed on the Moscow Exchange under the ticker MTSS. For more information, please visit the company’s Investor Relations website at ir.mts.ru.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbour provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including the ongoing geopolitical situation relating to the conflict in Ukraine, the expansion of sanctions imposed on the Russian Federation by the United States, European Union and United Kingdom, volatility in interest and exchange rates (including fluctuations of the value of the Russian ruble against the U.S. dollar and the Euro), commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PUBLIC JOINT STOCK COMPANY

By:	/s/ Vyacheslav Nikolaev
	Name:	Vyacheslav Nikolaev
	Title:	CEO

Date: October 7, 2022